Exhibit 99.1

WISeKey Appoints Alexander Hirsch as Group Chief Marketing Officer to Coordinate Global Marketing Across the Group

Geneva, Switzerland — August 21, 2026 — WISeKey International Holding Ltd. (SIX: WIHN; NASDAQ: WKEY), a global leader in cybersecurity, digital identity and IoT, today announced the appointment of Alexander Hirsch as Group Chief Marketing Officer (CMO), with responsibility for coordinating and accelerating the marketing, communications, brand positioning and go-to-market activities of WISeKey Group and its affiliated companies, including its SEALSQ Corp (Nasdaq: LAES) (“SEALSQ”), SEALQUANTUM, WISeSat and WISeID subsidiaries.

The appointment comes as the Group enters a new phase of international expansion across post-quantum cybersecurity, semiconductors, quantum technologies, satellite communications and digital identity. In his role as Group CMO, Mr. Hirsch will work closely with the leadership and marketing teams of each company to create a more integrated global strategy while preserving the specialized positioning and market identity of each business.

Mr. Hirsch brings over 15 years of international marketing leadership, specializing in scale-up strategies, corporate communications, and high-impact global partnerships. Throughout his career, he has built a strong reputation for bridging complex, cutting-edge technologies with commercial market success, creating compelling narratives that resonate across enterprise clients, strategic partners, and key industry stakeholders.

Prior to joining WISeKey, Mr. Hirsch was Senior Director of EMEA Executive Field Marketing at Salesforce, where he directed executive marketing strategies and brand presence across Europe. During his tenure, he spearheaded major global partnership initiatives, including Salesforce’s F1 activations and engagements at the World Economic Forum Annual Meeting in Davos, and oversaw the region’s Salesforce Innovation Centers, which served as flagship briefing hubs for C-suite digital transformation strategy. He also drove marketing programs across Salesforce’s proprietary events and high-caliber third-party industry gatherings, delivering high-impact digital transformation experiences for C-suite leaders. In these roles, he drove engagements for key enterprise decision-makers while building a high-performing European marketing team.

Earlier in his career, Mr. Hirsch spent five years at the World Economic Forum in Geneva as Head of Marketing Platforms. In this role, he drove strategic communications for premier global leadership gatherings, including the Annual Meeting, and spearheaded the experience design and platform adoption of TopLink, driving engagement across the Forum’s network of global business leaders, political figures, and strategic partners.

As Group CMO, Mr. Hirsch’s mandate will include strengthening the common narrative connecting the Group’s technologies, from digital identity and post-quantum semiconductors to quantum infrastructure and secure satellite communications, while coordinating corporate communications, investor-facing marketing, digital strategy, major events, strategic partnerships and international brand development.

Carlos Moreira, Founder and CEO of WISeKey, said: “We are delighted to welcome Alexander to the Group at an important moment in our evolution. WISeKey and its affiliated companies are building complementary technologies across cybersecurity, semiconductors, quantum, satellites and digital identity. As these activities accelerate internationally, we see a significant opportunity to strengthen the commercial positioning of our portfolio, expand strategic partnerships and increase market awareness of the value created across the Group. Alexander’s appointment will help us sharpen our go-to-market execution, support customer and partner engagement, and provide investors with a clearer view of the long-term growth potential embedded in our technology ecosystem. Alexander’s combination of technology understanding, international marketing leadership and experience with organizations such as Salesforce and the World Economic Forum makes him particularly well suited for this role. His extensive Formula 1 and global events experience will also be valuable as we increase the visibility of our brands internationally.”

Mr. Hirsch added: “Joining WISeKey at this pivotal moment of rapid international expansion is an extraordinary opportunity. The Group is building an unprecedented technology ecosystem spanning post-quantum cybersecurity, semiconductors, satellites, and digital identity. These capabilities are aligned with major long-term technology and security priorities, including quantum readiness, trusted digital infrastructure, secure connected devices and digital sovereignty. I am excited to work with Carlos and the leadership team across all entities to build a unified, scalable marketing engine that accelerates commercial revenue, expands strategic global partnerships, and solidifies our position as the market leader in quantum-ready digital security. Through disciplined go-to-market execution and consistent communications, we aim to improve visibility into the Group’s commercial progress and long-term value-creation potential.”

Mr. Hirsch is an alumnus of the World Economic Forum Global Leadership Fellows Program and holds an Executive MBA in Global Leadership delivered by the World Economic Forum, an MBA in Marketing, an M.Sc. in Entrepreneurship and a B.Sc. in Business Information Systems both from the University of Liechtenstein. His dual German-Australian background and international career further reinforce the Group’s global ambitions.

Mr. Hirsch will work directly with Group management and the leadership teams of WISeKey, SEALSQ, SEALQUANTUM, WISeSat and WISeID to establish a coordinated marketing organization designed to strengthen global brand recognition, support commercial growth and position the Group at the forefront of the transition toward a secure, sovereign and quantum-ready digital economy.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and/or its subsidiaries (collectively, “WISeKey,” “our” or “us”) and its businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com

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